Exhibit 99.8

No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this document. Any representation to the contrary is an offence. This Offering (as defined herein) may not be suitable for you and you should only invest in it if you are willing to risk the loss of your entire investment. In making this investment decision, you should seek the advice of a registered dealer.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any of the securities laws of any state of the United States, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States. This Offering document does not constitute an offer to sell, or the solicitation of an offer to buy, any of these securities within the United States or to, or for the account or benefit of, U.S. persons. “United States” and “U.S. person” have the meanings ascribed to them in Regulation S under the U.S. Securities Act.

Second Amended and Restated Offering Document under the Listed Issuer	June 3, 2025

Financing Exemption

GOLDSHORE RESOURCES INC.
(the “Company” or “Goldshore”)

SUMMARY OF OFFERING

What are we offering?

Securities:

The Company will offer:

(i)    28,409,090 charity flow-through common shares (“Common Shares”) that qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Tax Act) as part of a charitable donation arrangement (each, a “CFT Share”) at a price of $0.44 per CFT Share (the “CFT Offering Price”); and

(ii)    40,322,580 hard dollar Common Shares (each, a “HD Share”) at a price of $0.31 per HD Share (the “HD Offering Price”)

for aggregate gross proceeds (including proceeds of the Non-LIFE Offering (as defined below)) of $36,085,000 (the “Offering”).

As part of the Offering, the Company will also issue:

(i)     26,315,790 flow-through Common Shares that qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Tax Act (as defined herein)) (each, a “FT Share” and collectively with the CFT Shares and the HD Shares, the “Offered Shares”)) at a price of $0.38 per FT Share (the “FT Offering Price”); and

(ii)    3,500,000 HD Shares at the HD Offering Price,

in each case, pursuant to one or more prospectus exemptions available under applicable securities laws other than the listed issuer financing exemption under Part 5A of NI 45-106 (the “Non-LIFE Offering”).

Offering:

The Offering is being made pursuant to an underwriting agreement, to be entered into between the Company and Stifel Nicolaus Canada Inc. (the “Lead Underwriter”) as lead underwriter and sole bookrunner, and a syndicate of underwriters to be formed (together, the “Underwriters”) on or before the Closing Date (as defined herein). The Underwriters shall purchase (with the right to arrange for substitute purchasers) from the Company, on a “bought deal” private placement basis, all of the Offered Shares.

The Company shall be entitled to include investors on a president’s list for aggregate Offered Shares to be agreed upon by the Lead Underwriter and the Company (the “President’s List”). The Lead Underwriter shall not be required to conduct a suitability review in respect of sales to investors on the President’s List and the Company shall indemnify and save harmless the Lead Underwriter from any and all losses or expenses relating to sales to investors on the President’s List. The Lead Underwriter may, on any reasonable basis, refuse to process any subscription for an investor on the President’s List, in which case the “Standstill” shall be waived in respect of such proposed subscription.

Offering Prices:	$0.38 per FT Share, $0.44 per CFT Share and $0.31 per HD Share.
Significant Attributes:

The Company will use an amount equal to the gross proceeds received by the Company from the sale of the FT Shares and the CFT Shares, pursuant to the provisions in the Income Tax Act (Canada) (the “Tax Act”), to incur eligible “Canadian exploration expenses” that qualify as “flow-through mining expenditures” as both terms are defined in the Tax Act (the “Qualifying Expenditures”) related to the Company's Moss Gold Project in Ontario, on or before December 31, 2026, and to renounce all the Qualifying Expenditures in favour of the purchasers of the FT Shares and the CFT Shares effective December 31, 2025. In the event the Company is unable to renounce Qualifying Expenditures effective on or prior to December 31, 2025 for each FT Share and CFT Share purchased in an aggregate amount not less than the gross proceeds raised from the issue of the FT Shares and the CFT Shares, the Company will indemnify each FT Share and CFT Share purchaser for the additional taxes payable by such purchaser as a result of the Company’s failure to renounce the Qualifying Expenditures as agreed.

The CFT Shares will be sold on a structured flow-through share financing basis whereby the Company will issue the CFT Shares to an agent for one or more disclosed principals; the CFT Shares will then immediately be sold to one or more back-end buyers.

Closing Date:	On or about June 19, 2025, or such other date as may be agreed upon the Company and the Underwriters (the “Closing Date”). The Offering is not anticipated to close in tranches.
Standstill and Lock-Up:	The Company will be, subject to certain exceptions, subject to a restriction with respect to the issuance of Common Shares for 120 days after the closing of the Offering. The Officers and Directors of the Company will, other than in certain limited circumstances, be restricted in trading the Common Shares for a period of 120 days after the Closing Date.
Exchange:	The Common Shares are listed on the TSX Venture Exchange (the “TSXV”) under the trading symbol “GSHR”, and on the Frankfurt Stock Exchange under the trading symbol

“8X00”. The Common Shares are also quoted on the OTCQB under the trading symbol “GSHRF”.
Last Closing Price:	The last closing price of the Common Shares on the TSXV, the Frankfurt Stock Exchange and the OTCQB on May 30, 2025, was $0.34, €0.214 and US$0.2447 respectively.

Goldshore Resources Inc. is conducting a listed issuer financing under section 5A.2 of National Instrument 45-106 Prospectus Exemptions. In connection with this Offering, the Company represents the following is true:

•	The Company has active operations and its principal asset is not cash, cash equivalents or its exchange listing.

•	The Company has filed all periodic and timely disclosure documents that it is required to have filed.

•	The total dollar amount of this Offering, in combination with the dollar amount of all other offerings made under the listed issuer financing exemption in the 12 months immediately before the date of this offering document, will not exceed $50,000,000.

•	The Company will not close this Offering unless the Company reasonably believes it has raised sufficient funds to meet its business objectives and liquidity requirements for a period of 12 months following the distribution.

•	The Company will not allocate the available funds from this Offering to an acquisition that is a significant acquisition or restructuring transaction under securities law or to any other transaction for which the Company seeks security holder approval.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical fact, information contained herein constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “planned”, “expect”, “project”, “predict”, “potential”, “estimate”, “targeting”, “intends”, “believe”, and similar expressions, or describes a “goal”, or variation of such words and phrases or states that certain actions, events or results “may”, “should”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information and forward-looking statements herein include, but are not limited to, those relating to: the Company’s expectations with respect to the terms of the Offering; the Company’s expectations with respect to the use of proceeds and the use of the available funds following completion of the Offering; timing in respect of the Qualifying Expenditures; the completion of the Offering and the expected Closing Date; the mineralized zones the Company intends to target in its drilling program; the anticipated costs and timing of the completion of the Company’s drilling program, and the expected benefits derived therefrom; the funds from the Offering along with the Company’s working capital being sufficient to carry out the intended use of proceeds set out in this Offering Document; the accuracy of the Company’s MREs; changes in project parameters as plans continue to be refined; the Company’s ability to continue as a going concern; and the Company’s going-forward strategy.

Forward-looking statements and forward-looking information are not guarantees of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made. Such factors and assumptions may include, but are not limited to: the Company’s ability to close the Offering on the terms disclosed herein, or at all; that proceeds from the Offering together with the Company’s working capital will be sufficient to complete the anticipated exploration program at the Moss Gold Project; that the Company will derive the benefits from the exploration and drilling program as currently expected by management; that the exploration and drilling program will proceed as currently contemplated; that the Company will use the proceeds from the Offering as currently contemplated; that the Company’s exploration programs and business plans will proceed as currently contemplated; the future prices of minerals and precious metals; the price of other commodities such as, fuel and electricity; currency exchange rates and interest rates; favourable operating conditions; that there is potential to grow the current mineral resources; political stability; timely receipt of governmental approvals, licences and permits (and renewals thereof); access to necessary financing; stability of labour markets and market conditions in general; availability of equipment; estimates of costs and expenditures to complete the Company’s programs and goals; the Company’s ability to raise sufficient capital to fund planned exploration activities/growth strategies and maintain corporate capacity; stability in financial and capital markets; and there being no significant disruptions affecting the development and operation of the Company’s projects.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, and without limitation: the Company may not be able to close the Offering on the terms disclosed herein, or at all; changes in laws, including the Tax Act and regulations thereunder; the Company will not be able to raise sufficient funds to complete the exploration and drilling program at the Moss Gold Project or its other business plans; that the Company will not derive the expected benefits from the exploration and drilling program; the Company will not use the proceeds of the Offering as currently contemplated; the company’s exploration programs will not proceed as currently contemplated; the Company could lose title and ownership of its properties, which would have a negative effect on its operations and valuation; the Company may be unable to obtain the substantial funds required to continue its operations; the Company may fail to obtain required permits and licenses which could adversely impact the Company’s operations and profitability; the market of the Common Shares is subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Common Shares; the price of the Common Shares may be adversely affected by declines in the prices of certain minerals; the loss of key personnel could adversely affect the Company’s operations; the Company operates in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on its operations; the Company may be unable to successfully identify suitable acquisition candidates and partners, negotiate acceptable terms or integrate their operations with the Company’s operations; the Company may be unable to protect its information systems or prevent cyber-attacks and security breaches; that the MREs will be less accurate than management currently anticipates; the inability to access adequate infrastructure for the Company’s exploration, development and processing activities could negatively affect its business, financial condition, results of operations, cash flows or prospects; the Company is subject to political regulatory risks which may adversely affect its ability to continue to explore, develop and operate its properties; the Company is subject to substantial environmental requirements which could cause a restriction or suspension of its operations; the Company may be subject to a variety of civil or other legal proceedings, which may adversely affect its business, operating results or financial condition; the Company may be unable to continue as a going concern; the Company is subject to general global risks arising from epidemic diseases, the ongoing war in Ukraine, rising inflation and interest rates and the impact they will have on the Company’s operations, supply chains, ability to access mining projects or procure equipment, supplies, contractors and other personnel on a timely basis or at all is uncertain; as well as other risk factors in the Company’s other public filings available on SEDAR+ at www.sedarplus.ca. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. The Company cannot guarantee future results, performance, or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information. The Company undertakes no duty to update any of the forward-looking information to conform such information to actual results or to changes in the Company’s expectations, except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in this offering document is expressly qualified by this cautionary statement.

Scientific and Technical Information

The scientific and technical information contained in this offering document relating to the Company’s mineral property has been reviewed and approved by Peter Flindell, PGeo, MAusIMM, MAIG, Vice-President, Exploration, of

the Company, a “qualified person” (“QP”) within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Mr. Flindell has verified the data disclosed. To verify the information related to the winter drill program at the Moss Gold Project, Mr. Flindell has visited the property several times; discussed and reviewed logging, sampling, bulk density, core cutting and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations. He has also overseen the Company’s health and safety policies in the field to ensure full compliance, and consulted with the Project’s host indigenous communities on the planning and implementation of the drill program, particularly with respect to its impact on the environment and the Company’s remediation protocols.

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Analytical and QA/QC Procedures

NQ- and HQ-diameter drill core has been oriented using ACTIII or equivalent tools and validated in the core shack. All core has been sawed in half cut just off the core orientation line (bottom of hole) with the right half (looking down hole) of the core bagged and sent a third-party analytical laboratory. The left half of the core was returned to core boxes and is stored at Goldshore’s Kashabowie core yard facility.

All samples in respect of the drill results disclosed herein were sent to ALS Geochemistry in Thunder Bay for preparation and analysis was performed in the ALS Vancouver analytical facility. ALS is accredited by the Standards Council of Canada (SCC) for the Accreditation of Mineral Analysis Testing Laboratories and CAN-P-4E ISO/IEC 17025. Samples were analysed for gold via fire assay with an AA finish and 48 pathfinder elements via ICP-MS after four-acid digestion. Samples that assayed over 10 ppm Au were re-run via fire assay with a gravimetric finish.

In addition to ALS quality assurance / quality control protocols, Goldshore has implemented a quality control program for all samples collected through the drilling program. The quality control program was designed by a qualified and independent third party, with a focus on the quality of analytical results for gold. Analytical results are received, imported to our secure on-line database and evaluated to meet our established guidelines to ensure that all sample batches pass industry best practice for analytical quality control. Certified reference materials are considered acceptable if values returned are within three standard deviations of the certified value reported by the manufacture of the material. In addition to the certified reference material, certified blank material is included in the sample stream to monitor contamination during sample preparation. Blank material results are assessed based on the returned gold result being less than ten times the quoted lower detection limit of the analytical method. The results of the on-going analytical quality control program are evaluated and reported to Goldshore by Orix Geoscience Inc.

SUMMARY DESCRIPTION OF BUSINESS

What is our business?

Goldshore is a growth-oriented junior mineral exploration stage company in the business of acquiring, exploring and evaluating mineral resource properties. Goldshore is focused on delivering long-term shareholder and stakeholder value through the acquisition and advancement of primarily gold assets in tier-one jurisdictions. The Company is currently focused on further exploration and development of its 100% owned Moss gold project (“Moss Gold Project”) located in northwestern Ontario, Canada, approximately 110 km west of the city of Thunder Bay, with direct access from the Trans-Canada Highway, hydroelectric power near site, supportive local communities and skilled workforce. As of the end of 2024, the Company has invested over $60 million of new capital and completed approximately 80,000 meters of drilling on the Moss Gold Project, which, in aggregate, has had over 235,000 meters of drilling.

The 2024 updated NI 43-101 mineral resource estimate (“MRE”) in respect of the Moss Gold Project has expanded to 1.54 million ounces of Indicated gold resources at 1.23 g/t Au and 5.20 million ounces of Inferred gold resources at 1.11 g/t Au. The MRE only encompasses 3.6 kilometres of the 35+ kilometre mineralized trend, remains open at depth and along strike and is one of the few remaining major Canadian gold deposits positioned for development in this cycle. Please see the NI 43-101 technical report titled “Technical Report and Updated Mineral Resource Estimate for the Moss Gold Project, Ontario, Canada,” dated March 20, 2024 with an effective date of January 31, 2024 (the “Technical Report”) available under the Company’s SEDAR+ profile at www.sedarplus.ca.

Recent developments

On October 29, 2024, the Company completed a brokered private placement offering for aggregate gross proceeds of $13,972,358, pursuant to which the Company issued 15,848,159 flow-through Common Shares at a price of $0.475 per flow-through Common Share, and 12,159,400 charity flow-through Common Shares at a price of $0.53 per charity flow-through Common Share (the “October 2024 Offering”). The October 2024 Offering was led by Eight Capital, as co-lead agent and sole bookrunner, together with Clarus Securities Inc., as co-lead agent, and Paradigm Capital Inc. In connection with the October 2024 Offering, the agents received a cash commission of $813,220, and the Company granted the agents 1,627,565 non-transferable compensation warrants. Each compensation warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.475 until October 29, 2026.

On December 2, 2024, the Company announced the appointment of David Stone to the Board and Sam Gibson as Vice President of Corporate Development. The Company concurrently announced the retirement of Brandon Macdonald from the Board.

On December 9, 2024, the Company announced commencement of its winter exploration program at the Moss Gold Project, consisting of 15,000 meters of drilling focused on the top 200 meters from the surface with the goal of expanding the current MRE and reducing the strip ratio of the deposit; and a discovery focused geophysical and geochemical program aimed at defining drill targets along 23 kms of prospectus structural corridors.

On February 3, 2025, the Company announced the appointment of Erica Borgstrom as CFO and Corporate Secretary of the Company, effective February 1, 2025.

On March 31, 2025, the Company completed a 15,000-meter diamond drilling program, which focused on targeting additional ounces within and adjacent to the conceptual open pit. The program yielded the following highlights:

•	Results from two drill holes, which infilled significant drilling gaps in the QES Zone:

o            124.35m of 1.65 g/t Au from 295m incl. 47m of 3.08 g/t Au, in MQD-25-171

o            77.5m of 0.54 g/t Au from 203.5m in MQD-25-170

•	Results from the Superion prospect discovered a new gold-mineralized shear approximately 60m from surface and 225m north of the QES Zone:

o            17.6m of 3.03 g/t Au from 76.4m, incl. 6.8m of 7.06 g/t Au, in MQD-25-148

•	Results from a follow-up fence of holes surrounding the MQD-25-148 intercept (17.6m of 3.03 g/t Au from 76.4m) increased the strike length of the new zone to over 100 meters:

o            9.45m of 6.02 g/t Au from 186.0m, incl. 2.45m of 22.2 g/t Au, in MQD-25-175

o            13.0m of 2.30 g/t Au from 117.0m, incl. 3.0m of 9.00 g/t Au, in MQD-25-176

•	Results from the southwest end of the Moss Deposit extended gold mineralization with increased grades 150 meters below the conceptual open pit resource:

o	20.55m of 2.58 g/t Au from 458.15m, incl. 14.7m of 3.52 g/t Au, in MMD-24-139

•	Results from three drill holes continued to extend mineralized shears toward surface at the Southwest Zone, with a best intercept of:

o	5.15m of 2.68g/t Au from 135.65m, incl. 2.35m of 5.19 g/t Au, in MMD-25-147

•	Results from two drill holes targeting the gap between the Main and Southwest Zones intersected new high-grade mineralization representing a combined true width mineralized corridor of 75m connecting the two zones:

o	12.9m of 2.64 g/t Au from 243.4m, incl. 4.4m of 6.59 g/t Au, in MMD-25-16
o	2.0m of 2.81 g/t Au from 98.0m and 5.4m of 1.59 g/t Au from 143.6m, incl. 0.4m of 18.2 g/t Au, in MMD-25-166

The significant intercepts and drill collars of the foregoing drill results are set out in Tables 1 and 2 below:

Table 1: Significant Intercepts

Hole ID	From	To	Length (m)	True Width (m)	Cut Grade (g/t Au)	Uncut Grade (g/t Au)
MMD-24-139	108.50	119.60	11.10	7.3	0.58	0.58
	193.85	201.00	7.15	4.8	0.42	0.42
	208.00	213.00	5.00	3.4	0.72	0.72
	222.10	229.90	7.80	5.3	1.03	1.03
	251.60	256.65	5.05	3.5	0.84	0.84
	251.60	254.00	2.40	1.7	1.44	1.44
	273.00	286.00	13.00	9.0	0.36	0.36
	302.50	308.00	5.50	3.8	1.89	1.89
	307.40	308.00	0.60	0.6	15.8	15.8
	318.35	326.00	7.65	5.4	1.41	1.41
	338.00	347.40	9.40	6.7	0.80	0.80
	338.00	341.00	3.00	2.1	1.47	1.47
	409.00	413.00	4.00	2.9	0.30	0.30
	438.40	450.00	11.60	8.5	0.61	0.61
	458.15	478.70	20.55	15.1	2.58	2.88
	464.00	478.70	14.70	10.8	3.52	3.93
	471.00	472.00	1.00	0.7	30.0	36.1
MMD-25-147	5.60	12.26	6.66	4.8	1.20	1.20
	6.60	8.90	2.30	1.6	2.42	2.42
	57.16	65.25	8.09	5.8	0.44	0.44
	84.91	110.80	25.89	18.8	1.15	1.43
	107.63	110.80	3.17	2.3	6.80	9.11
	107.63	108.00	0.37	0.3	5.43	5.43
	109.62	110.80	1.18	0.9	15.8	22.0
	116.00	123.55	7.55	5.5	0.38	0.38
	135.65	140.80	5.15	3.8	2.68	2.68
	135.65	138.00	2.35	1.7	5.19	5.19
	135.65	136.58	0.93	0.7	9.67	9.67
	147.44	153.33	5.89	4.3	0.32	0.32
	157.75	168.00	10.25	7.6	0.34	0.34
	178.00	180.48	2.48	1.8	0.50	0.50
	216.14	223.43	7.29	5.5	1.03	1.03
	220.70	223.43	2.73	2.0	2.11	2.11
	236.00	241.00	5.00	3.8	0.57	0.57
	252.00	264.70	12.70	9.6	0.59	0.59
	261.50	264.70	3.20	2.4	1.23	1.23
MQD-25-148	76.40	94.00	17.60	12.7	3.03	3.03
	79.10	85.90	6.80	4.9	7.06	7.06

	82.15	85.90	3.75	2.7	12.4	12.4
	93.15	93.45	0.30	0.2	12.1	12.1
MQD-25-170	75.00	78.00	3.00	2.1	1.60	1.60
	76.00	78.00	2.00	1.4	2.17	2.17
	107.00	116.00	9.00	6.4	0.42	0.42
	159.00	186.00	27.00	19.4	0.34	0.34
	203.50	281.00	77.50	56.4	0.54	0.54
	208.60	220.00	11.40	8.2	1.24	1.24
	246.00	253.35	7.35	5.3	1.09	1.09
	298.00	309.00	11.00	8.1	0.55	0.55
	314.75	322.00	7.25	5.3	0.85	0.85
	314.75	319.00	4.25	3.1	1.34	1.34
	333.00	340.00	7.00	5.2	1.40	1.40
	333.00	338.20	5.20	3.8	1.71	1.71
	350.55	356.45	5.90	4.4	0.81	0.81
	366.50	372.00	5.50	4.1	0.74	0.74
	408.00	412.00	4.00	3.0	0.34	0.34
MQD-25-171	48.75	58.00	9.25	6.2	0.36	0.36
	83.00	91.00	8.00	5.4	0.54	0.54
	104.00	108.00	4.00	2.7	0.37	0.37
	130.00	134.00	4.00	2.7	0.45	0.45
	150.00	155.25	5.25	3.6	0.47	0.47
	223.00	225.00	2.00	1.4	0.42	0.42
	231.10	242.00	10.90	7.6	0.49	0.49
	254.00	268.00	14.00	9.8	0.63	0.63
	255.00	260.00	5.00	3.5	1.14	1.14
	274.00	288.00	14.00	9.9	0.33	0.33
	295.00	419.35	124.35	89.9	1.65	1.68
	298.00	303.00	5.00	3.5	1.34	1.34
	322.30	329.85	7.55	5.4	1.97	1.97
	336.00	383.00	47.00	34.0	3.08	3.15
	346.75	348.80	2.05	1.5	18.6	20.2
	359.00	360.40	1.40	1.0	12.7	12.7
	375.10	376.00	0.90	0.7	18.6	18.6
	407.00	416.05	9.05	6.7	1.32	1.32
	432.00	434.00	2.00	1.5	0.68	0.68
	469.40	497.00	27.60	20.7	0.68	0.68
	478.00	482.50	4.50	3.4	1.16	1.16
MQD-25-175	186.00	195.45	9.45	6.7	6.02	6.02
	193.00	195.45	2.45	1.7	22.2	22.2
	226.00	231.00	5.00	3.6	0.32	0.32
MQD-25-176	117.00	130.00	13.00	9.0	2.30	2.30
	124.00	127.00	3.00	2.1	9.00	9.00
	124.00	126.00	2.00	1.4	12.9	12.9
	144.00	154.00	10.00	6.9	1.17	1.17
	149.00	153.00	4.00	2.8	2.67	2.67
	182.00	185.50	3.50	2.4	0.46	0.46
	219.00	222.00	3.00	2.1	0.45	0.45
MMD-25-165	137.00	140.60	3.60	1.8	0.72	0.72
	211.00	211.50	0.50	0.3	8.28	8.28
	232.10	235.30	3.20	1.9	0.63	0.63
	243.40	256.30	12.90	7.7	2.64	2.64
	250.00	254.40	4.40	2.6	6.59	6.59
	252.10	254.40	2.30	1.4	11.7	11.7
MMD-25-166	98.00	100.00	2.00	0.9	2.81	2.81
	98.00	99.00	1.00	1.0	5.10	5.10
	117.00	120.20	3.20	1.4	0.93	0.93
	143.60	149.00	5.40	2.5	1.59	1.59
	143.60	144.00	0.40	0.2	18.2	18.2
	207.00	209.00	2.00	1.0	0.49	0.49

Intersections calculated above a 0.3 g/t Au cut off with a top cut of 30 g/t Au and a maximum internal waste interval of 5 metres. Shaded intervals are intersections calculated above a 1.0 g/t Au cut off. Intervals in bold are those with a grade thickness factor exceeding 20 gram x metres / tonne gold. True widths are approximate and assume a subvertical body.

Table 2: Drill Collars

Hole	East	North	RL	Asimuth	Dip	EOH
MMD-24-139	668,565	5,377,923	430	315	-50	537
MMD-25-147	668,462	5,378,236	436	130	-45	279.0
MQD-25-148	669,904	5,379,917	428	155	-45	252
MQD-25-170	669,802	5,379,649	427	155.0	-49.8	450.00
MQD-25-171	669,722	5,379,623	428	155.0	-49.2	501.00
MQD-25-175	669,812	5,379,961	429	154.0	-49.3	336.00
MQD-25-176	669,941	5,379,939	428	155.2	-49.0	288.00
MMD-25-165	668,768	5,378,491	426	311.7	-67.3	258.00
MMD-25-166	668,677	5,378,584	426	317.1	-67.1	252.00

On April 9, 2025, the Company announced a 5,000 meter expansion to the drilling program focused on expanding the resource at the southwest portion of the deposit by drilling underneath the current conceptual open pit and closing the gap between the Southwest and Moss Main pits. This program was completed on May 9, 2025, with a total of 66 holes (21,292.35 meters) completed.

On May 1, the Company entered into an agreement to repurchase 1.5% of a 2.5% net profit interest (“NPI”) in the Moss Gold Project. As partial consideration for the repurchase, the Company has agreed to issue the NPI holder, subject to the acceptance of the TSXV, 1,000,000 Common Shares at a deemed issue price of $0.33 per Common Share, and after four years, such number of Common Shares as is equal to $300,000 based on the 20-day VWAP of the Common Shares prior to issuance.

On May 26, 2025, the Company announced it had signed an Impact Benefit Agreement Term Sheet with Lac des Mille Lacs First Nation, marking a significant step toward the negotiation of an Impact Benefit Agreement related to the Moss Gold Project.

On May 30, 2025, the Company announced that it had exercised its right to purchase a 1% Net Smelter Return on all metal production from the Moss Gold Project from Wesdome Gold Mines Ltd. (“Wesdome”), for a total purchase price of $7,500,000 with an anticipated closing date of July 21, 2025. The purchase price consists of a $5,500,000 cash payment and the issuance of 3,333,333 Common Shares at a deemed price of $0.60 per Common Share.

On May 30, 2025, the Company also completed its final milestone payment to Wesdome in relation to the Moss Gold Project purchase agreement. The milestone payment consisted of an issuance of 12,500,000 Common Shares at a deemed price of $0.60 per Common Share. Following completion of this milestone payment, Goldshore has satisfied all commitments related to the acquisition of its 100% interest in the Moss Gold Project.

Material facts

There are no material facts about the securities being distributed that have not been disclosed in this offering document or in any other document filed by the Company in the 12 months preceding the date of this offering document and the date the Company’s most recent audited annual financial statements were filed.

What are the business objectives that we expect to accomplish using the available funds?

The Company’s primary objective is to explore and develop the Moss Gold Project and the Company intends to use an amount equal to the gross proceeds from the sale of the FT Shares and CFT Shares to incur Qualifying Expenditures related to the Company’s Moss Gold Project on or before December 31, 2026; and an amount equal to the gross proceeds from the sale of the HD Shares to finance corporate costs, G&A and other non-flow-through eligible expenditures.

Significant Events Required to Achieve Business Objectives and Milestones

1)	Completion of 21,000m of tight spaced “grade control” drilling to define drill spacing for the infill MRE conversion drill program and provide sample for feasibility level metallurgical test work with anticipated costs of $7.4 million. The Company anticipates completion by first quarter of 2026.

2)	Completion of an update to the Mineral Resource Estimate plus additional test work to support the ongoing PEA with anticipated costs of $0.3 million. The Company anticipates completion by the third quarter of 2025.

3)	Completion of additional generative exploration, including bedrock geochemical samples plus outcrop stripping for mapping and sampling to be completed with anticipated costs of $0.4 million. The Company anticipates completion by the third quarter of 2025.

4)	Completion of 29,000m additional diamond drilling to grow the Mineral Resource footprint at QES Extension, infill broadly spaced drilling to complete the assessment of the Superion Trend, and test district targets generated by the winter drill program. This anticipated $9.5 million budget should be completed by early 2026.

5)	Field overheads with anticipated costs of $2.3M.

6)	Completion of ongoing environmental baseline work with anticipated costs of $1.5 million.

7)	Completion of ongoing community engagement programs with anticipated costs of $1.1 million.

The Company has allocated an aggregate of $22.5 million to the exploration program at the Moss Gold Project. The Company anticipates that such funds, together with the Company’s current working capital, will be sufficient to complete these proposed exploration activities.

Once further drilling and exploration work is completed on the Moss Gold Project, the Company will evaluate the results and determine next steps with respect to its future exploration and developments activities, including advancement of the Moss Gold Project through completion of an infill drill program designed to convert Inferred Mineral Resources to Measured and Indicated Mineral Resources along with geotechnical drilling, metallurgical test work and environmental studies to support a Feasibility Study.

USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the Offering?

The expected total available funds to the Company following completion of the Offering is estimated to be $40,794,900.

		Assuming 100% of Offering
A	Amount to be raised by this Offering	$36,085,000
B	Selling commissions and fees	$2,165,100
C	Estimated offering costs (e.g., legal, accounting, audit)	$125,000
D	Net proceeds of offering: D = A – (B+C)	$33,794,900
E	Working capital as at most recent month end (deficiency)	$7,000,000

		Assuming 100% of Offering
F	Additional sources of funding	$Nil
G	Total available funds: G = D+E+F	$40,794,900

How will we use the available funds?

Description of intended use of available funds listed in order of priority	Assuming 100% of Offering
Exploration and development of the Moss Gold Project	$22,500,000
General and Administrative	$6,000,000
Unallocated Working Capital	$12,294,900
Total	$40,794,900

The above noted allocation of capital and anticipated timing represents the Company’s current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. Although the Company intends to spend the proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above, as the amounts actually allocated and spent will depend on a number of factors, including the Company’s ability to execute on its business plan. See the “Cautionary Statement Regarding Forward-Looking Information” section above.

The most recent audited annual financial statements and interim financial report of the Company included a going-concern note. The Company is still in the exploration stage and the Company has not yet generated positive cash flows from its operating activities, which may cast doubt on the Company's ability to continue as a going concern. The Offering is intended to permit the Company to carry out its work program at the Moss Gold Project and is not expected to affect the decision to include a going-concern note in the next annual financial statements of the Company.

How have we used the other funds we have raised in the past 12 months?

Previous Financing	Intended Use of Funds	Use of Funds to Date
$13,972,358 (1)	Exploration and development of the Moss Gold Project.	Exploration and development of the Moss Gold Project. A balance of approximately $1,600,000 remains unspent and is forecasted to be incurred for the same purpose prior to the end of June 2025.

Notes:

(1) Funds raised pursuant to the October 2024 Offering.

FEES AND COMMISSIONS

Who are the dealers or finders that we have engaged in connection with this Offering, if any, and what are their fees?

Underwriters:	Stifel Nicolaus Canada Inc., the Lead Underwriter, on behalf of a syndicate of underwriters.
Compensation Type:	Cash Fee
Cash Commission:	Cash fee equal to 6% of the gross proceeds of the Offering, reduced to 3% for subscribers on the President’s List (the “Cash Fee”).

Does the Agent have a conflict of interest?

To the knowledge of the Company, it is not a “related issuer” or “connected issuer” of or to the Lead Underwriter, as such terms are defined in National Instrument 33-105 Underwriting Conflicts.

PURCHASERS’ RIGHTS

Rights of Action in the Event of a Misrepresentation

If there is a misrepresentation in this offering document, you have a right

(a)	to rescind your purchase of these securities with the Company, or

(b)	to damages against the Company and may, in certain jurisdictions, have a statutory right to damages from other persons.

These rights are available to you whether or not you relied on the misrepresentation. However, there are various circumstances that limit your rights. In particular, your rights might be limited if you knew of the misrepresentation when you purchased the securities.

If you intend to rely on the rights described in paragraph (a) or (b) above, you must do so within strict time limitations.

You should refer to any applicable provisions of the securities legislation of your province or territory for the particulars of these rights or consult with a legal adviser.

The rights provided for under the Listed Issuer Financing Exemption are for the benefit of all Purchasers.

ADDITIONAL INFORMATION

Where can you find more information about us?

Security holders can access the Company’s continuous disclosure filings on SEDAR+ at www.sedarplus.ca under the Company’s profile.

For further information regarding the Company, visit our website at: www.goldshoreresources.com.

Investors should read this offering document and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment of Offered Shares.

CERTIFICATE OF THE COMPANY

This offering document, together with any document filed under Canadian securities legislation on or after June 3, 2025, contains disclosure of all material facts about the securities being distributed and does not contain a misrepresentation.

June 3, 2025

(signed) “Michael Henrichsen”	(signed) “Erica Borgstrom”
Michael Henrichsen	Erica Borgstrom
Chief Executive Officer & Director	Chief Financial Officer